SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March, 2022

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS

(Publicly-held company)

CNPJ No. 00.001.180/0001-26

CALL NOTICE

62nd Shareholders’ Meeting

We convene the Shareholders of Centrais Elétricas Brasileiras S.A. - Eletrobras (“Company”) to meet at the Annual Shareholders’ Meeting (“ASM”), in an exclusively digital form, pursuant to Article 4, Paragraph 2, Item I, and Article 21-C, Paragraphs 2 and 3 of CVM Instruction No. 481, dated December 17, 2009 (“IN CVM 481”), to be held on April 22, 2022, at 2:00 pm, through the Ten Meetings digital platform (“Digital Platform”), in order to resolve on the following Agenda:

Business to be resolved at ASM:

1.	To take the Managers’ accounts, review, and vote on the Management Report and the Complete Financial Statements of the Company for the accounting year ending as of December 31, 2021;
2.	To resolve on the proposal of the Company’s management to allocate the result connected to the accounting year ended on December 31, 2021, and on the distribution of dividends;
3.	To set the global compensation of Managers, the Company’s Fiscal Council members, and the members of the Audit and Risk Statutory Committee.

Pursuant to paragraph one of Article 126 of Law 6404, dated December 15, 1976, as amended (“Brazilian Corporations Act”) and the decision of CVM’s Collective Board under CVM case No. RJ-2014/3578, on November 4, 2014, a shareholder may be represented at the shareholders’ meeting: (i) if by an individual, by an attorney-in-fact appointed less than 1 (one) year ago (which is a shareholder, manager of the Company or lawyer duly registered with the Brazilian Bar Association); (ii) if by a legal entity, by its legal representatives or by an attorney-in-fact appointed in accordance with its Corporate Articles and the Brazilian Civil Code; and (iii) if by an investment fund, by its administrator and/or manager, or by an attorney-in-fact appointed in accordance with its Corporate Documents and the Brazilian Civil Code rules.

1

Subject to the procedures set forth in CVM Instruction 481, of December 17, 2009, as amended (“CVM Instruction 481”), in the Company’s Reference Form and the instructions stated in the Management Proposal for shareholders’ meetings, the shareholder may exercise their voting right by filling in and submitting the Remote Voting Ballot (“Voting Ballot”), made available by the Company at the Company’s websites (https://ri.eletrobras.com/), that of Securities and Exchange Commission (“CVM”) (www.cvm.gov.br), and that of B3 S.A. – Brasil, Bolsa, Balcão (“B3”) (www.b3.com.br).

Considering the situation being reported about the COVID-19 (coronavirus) pandemic in Brazil, mainly due to the currently existing restrictions on the circulation and gathering of people, the Shareholders’ Meeting will be exclusively held via digital means, reason why the shareholder may only participate:

(a) via Voting Ballot, provided that detailed instructions on the documentation required for remote voting are stated in the Bulletin that may be accessed on the above websites; and

(b) via Digital Platform, in person or by a proxy duly appointed under the terms of Article 21-C, Paragraphs 2 and 3 of CVM Normative Instruction No. 481, in which case the Shareholder may: (i) simply attend ASM, whether or not they have summitted their Voting Bulletin; or (ii) attend and vote at ASM. Please note that, for shareholders that have already submitted their Voting Ballots and intent to vote at the Meeting via Digital Platform, all voting instructions received by means of the Voting Bulletin will be disregarded.

Shareholders intending to participate in the ASM via Digital Platform should access the the specific Meeting website, at https://www.tenmeetings.com.br/assembleia/portal_/#/?id=C593CE9C58E8 , fill in your registration, including creating a password, and attach all the documents necessary for their qualification to participate and/or vote in the ASM, with at least 2 (two) days in advance of the date set for the ASM, that is, until April 20, 2022.

The following documents will be required from shareholders for qualification and participation and/or vote in the ASM via the Digital Platform: (a) if a natural person, copy of the identification document, legally recognized as such, with a recent photo and national validity, within the period of validity, if applicable, or, in the case of being represented by an attorney-in-fact, a copy of the power of attorney signed less than 1 (one) year ago, along with the official identity document with a photo of the attorney-in-fact, and such attorney-in-fact should be another shareholder, manager of the Company or a lawyer regularly registered with the Brazilian Bar Association; or (b) if a legal entity, (i) the updated corporate articles of the shareholder and of the act that grants to the representative(s) sufficient powers for representation within the scope of ASM, duly registered with the competent agencies, together with the official identity document with photo of the said representative(s); (ii)if applicable, power of attorney duly granted pursuant to the law and/or the corporate articles of the shareholder, together with the official identity document with photo of the attorney-in-fact; or (c) in the case of an investment fund, (i) consolidated regulation in force of the fund with CNPJ; (ii) articles of association or organization of its administrator or manager, accordingly, in compliance with the fund’s voting policy and corporate documents evidencing the powers of representation; (iii) identity documents with a photo of the legal representative; and (iv) if applicable, copy of the power of attorney signed less than 1 (one) year ago, together with the official identity document with photo of the attorney-in-fact.

2

After submitting all documents proving eligibility, the shareholder or attorney-in-fact, accordingly, will receive confirmation of eligibility to participate in the ASM. Pursuant to Article 5, Paragraph 3 of CVM Instruction 481, access to the Digital Platform will not be allowed for shareholders who do not submit the necessary participation documents within the period set forth herein and as detailed in the Management Proposal.

The Company clarifies that, exceptionally for this ASM, it will waive the need to submit physical copies of the shareholders’ representation documents to its office, as well as the grantor’s signature in the power of attorney for shareholder representation, alongside the notarization, consularization, apostille, and sworn translation of all documents representing the foreign shareholder, simply by submitting a simple copy of the original copies of such documents through the said website. The Company will only admit powers of attorney granted by shareholders by electronic means containing digital certification that is within the standards of the Brazilian Public Key Infrastructure or by other means of proving the authorship and integrity of the document in electronic form.

Detailed information on the rules and procedures for participation and/or remote voting at the ASM, including guidelines for sending the Remote Voting Ballot, are stated in the Management Proposal available on the CVM website (www.cvm.gov.br), and that of the Company (https://ri.eletrobras.com/). Guidelines on the rules of conduct to be adopted at the ASM will be available on the Digital Platform.

The Company’s decision to hold the exclusively digital ASM, pursuant to Article 4, Paragraph 2, Item I and Article 21-C, Paragraphs 2 and 3 of ICVM 481, was due to the extraordinary context Brazil and the rest of the world is still facing, as a result of the COVID-19 pandemic. Thus, holding ASM exclusively digitally reduces the risk to the health of all ASM attendees, facilitating the participation of shareholders and others involved in the ASM. Through this decision, the Company underlines its commitment to adopting measures to fight the COVID-19 pandemic and with a view to the safety of its shareholders and employees and the communities in the regions where it operates.

3

Resolutions at the ASM now convened shall be passed by a majority of votes, and each shareholder’s vote shall be proportional to their equity interest in the Company’s capital.

Shareholders may find at the Company’s website (https://ri.eletrobras.com/), that of CVM (www.cvm.gov.br), and that of B3 (www.b3.com.br) all documentation on the business that will be resolved at ASM, under the terms of Corporations Act CVM Instruction No. 481.

Brasília, March 18, 2022.

Ruy Flaks Schneider

Chairman of the Board of Directors

4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 18, 2022

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.